Contact

www.linkedin.com/in/lisa-crounse
(LinkedIn)

Top Skills

Product Marketing

User Experience

Go-to-market Strategy

Lisa Crounse

Product. Strategy. Collaboration.
Oakland, California, United States

Summary

My passion for creating and building is an ongoing and lifelong pursuit. It started in nursery school when we churned our own butter. I was fascinated by the process of taking one simple thing and transforming it into something else altogether.

Years later my passion for product development continues, only now I lead teams to build and launch technology solutions and new revenue streams. I continuously optimize the product development process through clearly articulated vision, increased collaboration, and cross-functional alignment.

My toolkit includes: team leadership & development, product vision & strategy, business planning & communications, organizational optimization, lean product management, design thinking methodologies, product marketing, brand positioning, go-to-market and customer success.

I'm always open to connecting with those who share my passion for superior product design and care deeply about the path to realizing exceptional customer experiences.

Experience

Elemeno Health
6 years

Chief Product Officer
February 2024 - Present (2 years 3 months)
Oakland, California, United States

Responsible for Content Operations, Product Management, and Product Design.

VP, Product Management
July 2020 - February 2024 (3 years 8 months)
Oakland, California, United States

Inconsistency in healthcare is a huge problem, negatively impacting the quality of care, contributing to medical error (the #3 leading cause of death in the U.S.) and massive inefficiency and waste. Our vision at Elemeno Health is to make healthcare work the way it should.

At Elemeno, equip frontline staff with real-time point of care training which is actionable at the bedside. Our solution works: we are published in peer reviewed medical publications and our clients are extending and expanding their contracts.

Reporting to the CEO, I lead product, design and research.

Product Lead
May 2020 - July 2020 (3 months)
Oakland, California, United States

Coordinated the launch of a free, COVID best practices app supporting emergency department physicians and nurses throughout the U.S.

Modsy
Head of Product
March 2019 - January 2020 (11 months)
San Francisco Bay Area

Member of executive leadership team and Product Management Lead for a technology portfolio including: customer-facing experiences (pre-, and post-purchase, as well as e-commerce), proprietary 3D applications, and business process applications.

Autodesk
15 years 5 months

Senior Product Line Manager, Subscriber Platform - Product Delivery
March 2016 - February 2019 (3 years)
San Francisco Bay Area

Oversaw roadmap for a platform portfolio supporting more than 12 million annual installs of Autodesk desktop applications. Selected to join leadership team during during a time of significant team transition – moving from development of a single component to a portfolio comprised of over 20 components and technologies.

Human Centered Design Instructor and Facilitator
January 2016 - January 2019 (3 years 1 month)
San Francisco Bay Area

Early adopter and leader in support of Autodesk's adoption of the LUMA System of Innovation. Achieved Certified LUMA instructor status and taught a two-day course twice every quarter to Autodesk employees. Selected to lead Culture Fundamentals sessions in support of the Autodesk cultural transformation initiative.

Product Line Manager, AutoCAD Web
January 2014 - February 2016 (2 years 2 months)
San Francisco Bay Area

Tapped to lead development of a web-based version of Autodesk's flagship product AutoCAD.

Senior Product Manager, Fusion 360 Drawings
March 2012 - January 2014 (1 year 11 months)
San Francisco Bay Area

Led cross-divisional alignment to deliver Fusion 360 Drawings, a documentation feature set for use by industrial and mechanical engineers.

Senior Product Manager, Web and Community
March 2010 - March 2012 (2 years 1 month)
San Francisco Bay Area

Evaluated subscription-based solutions for Autodesk's consumer oriented applications.

Product Manager, Autodesk Exchange
October 2009 - February 2010 (5 months)
San Francisco Bay Area

Joined the team 3 months prior to launch to ensure successful deployment of an in-app Help component and App Store available to all AutoCAD customers.

Product Manager, AutoCAD Freestyle and Retail Products
September 2007 - October 2009 (2 years 2 months)
San Francisco Bay Area

Led end-to-end creation and launch of a new entry-level desktop CAD application. Identified customer need, completed market assessment, quantified opportunity, and built business case to win executive support for an accessible desktop version of AutoCAD.

Product Marketing Manager, Autodesk Impression
August 2005 - September 2007 (2 years 2 months)
San Francisco Bay Area

Developed GTM strategy for a new product offering. Oversaw all external marketing activities including naming, messaging, branding, advertising, direct marketing, channel promotions and sales tools.

Product Marketing Manager, AutoCAD, AutoCAD LT, Autodesk VIZ & AutoSketch
October 2003 - August 2005 (1 year 11 months)
San Francisco Bay Area

Collaborated with Product Marketing, Field Marketing and Worldwide Marketing teams to develop and manage integrated marketing messages, positioning and deliverables such as web copy and white papers.

Macromedia
3 years 10 months

Manager, Customer Success Program
March 2002 - October 2003 (1 year 8 months)

Managed customer reference program. Maintained and developed key customer relationships to be utilized in case studies, marketing campaigns and sales references. Selected Macromedia Site of the Day.

Marketing Manager, Rich Internet Solutions
January 2000 - March 2002 (2 years 3 months)

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Education

University of Virginia
Master of Landscape Architecture, Landscape Architecture

University of Pennsylvania
Landscape Architecture

Trinity College-Hartford
BA, Art History

Dana Hall School
High School Diploma

NOLS